 July 11, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:     Mr. Kevin Woody

  Branch Chief

  cc: Jennifer Monick

       Senior Staff Accountant

Re:       Kimco Realty Corporation

     Form 10-K for the Fiscal Year Ended December 31, 2013

     Filed February 26, 2014

     File No. 001-10899

Dear Mr. Woody:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on July 1, 2014, relating to the Company’s Form 10-K for the year ended December 31, 2013, filed with the Commission on February 26, 2014 and the Company’s Form 10-Q for the quarterly period ended March 31, 2014, filed with the Commission on May 8, 2014. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 26

1.

On page 52, you disclose that you capitalized salaries to deferred leasing costs and you capitalized certain payroll and payroll-related costs to software development costs. To the extent material, please separately quantify and disclose personnel costs capitalized to deferred leasing costs and to software development costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response

In response to the Staff's comment, in our future annual filings, we will, to the extent material, separately quantify and disclose personnel costs capitalized to deferred leasing costs and to software development costs for all periods presented and discuss significant fluctuations in capitalized personnel costs for all periods presented within our MD&A. For the years ended December 31, 2013 and 2012, the Company capitalized personnel costs of $15.3 million and $16.0 million, respectively, to deferred leasing costs and $1.3 million and $1.6 million, respectively, to software development costs.

Financial Statements - Notes to Consolidated Financial Statements, page 48

19. Commitments and Contingencies, page 84

Captive Insurance, page 84

2.

In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure.

Response

In response to the Staff's comment, we will, in our future annual filings, disclose a roll forward of the Company’s insurance reserves for each year presented as follows:

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 201X and 201X, is summarized as follows (amounts in thousands):

	201X	201X

Balance at the beginning of the year	$ XXX	$ XXX

Incurred related to:
Current year	X	X
Prior years	X	X
Total incurred	X	X

Paid related to:
Current year	X	X
Prior years	X	X
Total paid	X	X

Changes in the provision for prior year events	X	X

Balance at the end of the year	$ XXX	$ XXX

Form 10-Q for the quarterly period ended March 31, 2014

Financial Statements

Consolidated Statements of Income, page 4

3.

On page 21, you disclose the Provision for income taxes, net includes foreign taxes relating to the sale of nine properties and it appears these same nine properties are included in Discontinued operations. Please tell us how you determined it was not necessary to present the related tax expense in discontinued operations. Please refer to paragraph 3 of ASC 205-20-45.

Response

During the three months ended March 31, 2014, the Company sold a portfolio of nine properties in Latin America in a single transaction, three of these properties were consolidated and the remaining six were unconsolidated. The three consolidated property sales, which were reclassified to discontinued operations, did not have a corresponding tax expense as these properties did not generate any taxable gains on sale. With respect to three of the six unconsolidated properties, there was foreign tax expense incurred at consolidated entity levels which held these investments. The Company continues to own these consolidated entities and therefore these entities are not deemed to be discontinued operations. As such, the related tax provision is classified within continuing operations in Provision for income taxes, net on the Company’s Condensed Consolidated Statements of Income. The gain on the sale of such equity method investments is also classified in continuing operations as such sales do not qualify as a discontinued operation. In future filings, the Company will revise its disclosure on the change in Provision for income taxes, net to clarify that the change in foreign tax expense was primarily related to the sale of unconsolidated properties within a nine property portfolio sale which were subject to foreign taxes at a higher consolidated reporting entity.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

4.

We note your disclosure that the Company may, in the near term, substantially liquidate all of its investments in foreign entities. To the extent these investments are held by TRS, in future periodic filings, please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. Your discussion should disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350. Please provide us an example of your proposed disclosure.

Response

The Company anticipates substantially liquidating its investments in its Latin American portfolio. These investments are held by the Company at the REIT level not in the Company’s taxable REIT subsidiary. Accordingly, the Company does not expect a U.S. income tax impact associated with the repatriation of undistributed earnings from the Company’s Latin American subsidiaries.

*     *     *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen

Glenn G. Cohen

Chief Financial Officer

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